Exhibit 3.3

AMENDMENT TO IMCO BYLAWS

The Bylaws of IMCO Recycling Inc. shall be amended prior to the Effective Time to include as of the Effective Time, Section 10 of Article III as amended, to read in its entirety as set forth below and following Section 21 of Article III.

Section 10. Quorum and Manner of Acting.

At all meetings of the Board of Directors, a majority of the directors at the time in office (but not less than one-third of the whole Board of Directors) shall constitute a quorum for, the transactions of business, and the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation or by the Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 21. Chief Executive Officer Position; Board of Committees before Expiration Date.

The Board of Directors of the Corporation has resolved that, effective as of the Effective Time (as defined in that certain Agreement and Plan of Merger dated as of June 16, 2004, by and among the Corporation, Commonwealth Industries, Inc. and Silver Fox Acquisition Company, as the same may be amended from time to time (the “Merger Agreement’)), Steven Demetriou shall serve as Chairman of the Board and Chief Executive Officer of the Corporation.

Effective as of immediately following the Effective Time and until the second anniversary of the Closing Date (the ‘Expiration Date”), (i) the Board of Directors of the Corporation shall be comprised of (A) the Chief Executive Officer and Chairman of the Board and (B) an equal number of (1) Continuing Company Directors (as defined in the Merger Agreement) and (2) Continuing Parent Directors (as defined in the Merger Agreement), provided, however, that any vacancy on the Board of Directors created as a result of the death, resignation, retirement or removal of a Parent Continuing Director shall not require any Company Continuing Director to resign from the Board of Directors, and any vacancy on the Board of Directors caused by the death, resignation, retirement or removal of a Company Continuing Director shall not require a Parent Continuing Director to resign from the Board of Directors, in order to be in compliance with this clause (i), and (ii) Committees of the Board of Directors of the Corporation shall be comprised of an equal number of Continuing Company Directors and Continuing Parent Directors. From and after the Effective Time until the Expiration Date, any action of the Board of Directors to nominate for election any person or persons as a director of the Corporation at any annual or special meeting, or by written consent, of the stockholders of the Corporation who is not a Parent Continuing Director or a Company Continuing Director will require the affirmative vote of at least 66 2/3% of the Directors then in office. In addition, from and after the Effective Time and until the Expiration Date, any amendment or modification of the Board of Directors of the Charter of the Nominating and Governance Committee of the Board of Directors of the Corporation will require the affirmative vote of at least 66 2/3% of the Directors then in office.

The provisions of this Section 21 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 21 may be adopted, only by an affirmative vote of at least 66 2/3% of the Directors then in office or by the affirmative vote of the holders of at leas 60% of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class.